OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5

Tel: (604) 417-4653 www.mirandagold.com

MIRANDA SIGNS FINAL AGREEMENT

AND PROVIDES UPDATE ON ITS MALLAMA PROJECT IN COLOMBIA

Vancouver, BC, Canada – October 10, 2017 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to announce it has completed the acquisition of the Mallama project, and to provide an update of work conducted by Miranda.

The Mallama project comprises two titles totaling 9,036 hectares in the Nariño Department, 56 kilometers west of the city of Pasto. The Mallama project is part of a large district that contains more than thirty mapped intermediate sulfidation epithermal veins with strike lengths of over 4km. In 1984, the Japanese International Cooperation Agency (JICA) mapped, sampled, and drilled a portion of the larger vein system - of which the Mallama project covers approximately half. The private El Diamante Mine is just north of Miranda’s Mallama project, and has been active for 30 years or more. All of the areas of Miranda exploration interest are below the high elevation, environmentally protected Paramo.

Miranda’s and historic work suggest the Mallama District has exploration potential for numerous sub-parallel high-angle veins on both the mine and district scale, with a prevalence of high-grade gold and silver values that show good continuity in continuous veins and related competent shear zones. The JICA data shows that the known veins can be traced well with soil sampling, and JICA soil anomalies indicate that numerous veins may be unexposed near existing workings. Vein packages occur over or within an area of at least 30 square kilometers on the Miranda titles, indicating a large IS (intermediate sulfidation) epithermal gold system.

In order to progress to drilling at a faster pace and proactively address the concerns of community stakeholders, Miranda is initially focusing on a 1,200-hectare portion of the two titles. By focusing on a smaller area initially, Miranda intends to accelerate subtracting the titles from a Second Law 1959 forestry reserve, completing a Consulta Previa, and providing a framework of legalization and accommodation for informal miners.

Exploration work has concentrated in the Bombona Zone, where fourteen known sub-parallel and or anastomosing veins and mineralized shear zones extend northwest to southeast over a distance of over four kilometers.

In the Olmedo Pastas Mine, within the Bombona Zone, a northwest-southeast, sub-vertical vein and related mineralized shear extends with notable consistency for the entire 400 meters of the main level of the mine. The vein and shear appear nearly coeval and it is believed this relationship reflects a ductile shear zone progressing to open-space dilational deformation hosting veins over time. The vein, the shear, and granitic wall rock lack significant post mineral deformation and are competent. The shear zone is consistently mineralized and can carry grades (0.35 meters at 50.2g Au/t as a high) similar to the vein - but it commonly shows lower values. The vein and shear share a common margin and together are typically from 0.6 meters to 1.7 meters wide.

In the mine, eight close-spaced sub-levels developed from raises and winzes, but without stoping, occur in a small area above and below the midpoint of the main level. These levels are currently in small scale production, and extend 40 meters horizontally and 30 meters vertically.

In order to confirm historic reconnaissance samples provided by the owner - and make a gross estimate of insitu gold and silver grades in this production area - fifteen channel samples of vein and shear on levels below the main level were taken. These samples show a weighted average grade of 23.2g Au/t over an average width of 0.69 meters - with a range from 2.44 to 76.9g Au/t – and a mean value for the fifteen samples of 22.0g Au/t. The gold to silver ratio is seven-to-one, and the weighted average for silver values is 182.3g Ag/t.

Sampling shows 0.78 meters at 29.34g Au/t, and 0.95 meters at 36.77g Au/t where the vein continues beyond the limit of level development to the southwest and northwest, respectively. High-grade mineralization extends beyond the limit of workings in all directions in the Olmedo Pastas Mine. The vein and adjacent shear in the Olmedo Pastas Mine are continuous, with very little structural disruption - and high gold and silver assay values show a consistent distribution.

Miranda’s recent sampling of the Olmedo Pastas Mine shows preliminary confirmation of historic sampling from Miranda’s titles. Historic sampling from the previous titles owner indicates six other open artisanal mines providing reconnaissance channel samples ranging from 11.8g Au/t to 73g Au/t and 47g Au/t to 1114g Ag/t. These samples are reported to reflect artisanal mine production faces at the time of visit and sample widths were not recorded, but probably do not exceed, the average 0.69 meter width seen in the Olmedo Pastas Mine. Further systematic sampling by Miranda will be needed to verify the accuracy of, and determine if these reconnaissance samples have significant geologic context – however - the historic samples are similar to the Miranda confirmation sampling done in the Olmedo Pastas Mine. Ingeominas (“Colombia Geologic Survey”) also reports two reconnaissance samples taken of 75g Au/t (1,400g Ag/t) and 130g Au/t (120g Ag/t), east and west respectively of the Olmedo Pastas Mine, but within the Bombona zone. The Ingeominas sample widths are also not recorded.

Overall, Miranda has taken forty-seven channel samples in the course of its work in the Olmedo Pastas Mine and two other Bombona Zone workings – one-third of all samples taken exceed 15g Au/t. These samples include those taken for characterization of the weakly mineralized wall rock.

The veins contain sphalerite and galena, commonly in banded habit, in quartz and minor carbonate gangue. Arsenopyrite is locally abundant, but there is no correlation between gold and arsenic - while there is a correlation between silver and arsenic. The adjacent and parallel mineralized shear shows competent sigmoidal shear fabric of quartz lenses and multi-stage healed breccia. The wall rock is competent granite with sericite alteration halos to the vein.

Commonly, subsidiary narrower low angle veins dip away from the hanging wall of the sub-vertical main vein, extending into the wall rock - and are interpreted as possible “ladder” tension veins linked to parallel high angle veins northeast of the Olmedo Pastas main adit. This interpretation is supported by reports of multiple close spaced veins occurring in cross cuts in other workings in the district. For example, mapping in the Carlos Eli Mine, also in the Bombona Zone, shows a “package” of ten narrow veins and shears over an interval of eight meters and mapping in the William Cuastumal Mine shows anastomosing shear zones combined with internal segments of vein.

Twenty active or sporadically active artisanal mines are recorded in the Bombona Zone. Similar parallel vein packages occur 1.5 kilometers to the northeast, and 3 kilometers to the southwest; they are informally named La Cruz and La Fortuna respectively. La Cruz has more mining activity, and has more veins of greater strike length recorded than the Bombona. Little is known about La Fortuna because it is remote and it is the most recent vein discovered in the Mallama District.

Miranda is conducting meetings with indigenous and civil community leaders and other stakeholders including informal miners. Miranda is optimistic that drill permits can be received in 6 to 8 months. Miranda may, at that time, perform its own scout drilling as part of an exploration program to attract a joint venture partner.

Agreement Details:

On August 31, 2017, Miranda signed the final agreement completing the acquisition of the Mallama project - by purchasing a Colombian simplified share company, Minera Mallama SAS. The formal transfer of the share certificates will occur upon review by the Chamber of Commerce in Colombia. Miranda has paid $298,216 in outstanding license fees (2014 to 2017) on the two titles - and upon receipt of suitable drill permits - Miranda will be required to make an additional payment of US$200,000 to the former shareholders of Minera Mallama SAS. A residual net proceeds royalty of 4% (as defined in the Rocky Mountain Form 5) will be payable to the former shareholders, with a minimum of US$1.0m payable within three years of the commencement of commercial production, capped at US$4.0m over the life of the mine. Otherwise, there are no additional annual payments or minimum work commitments on Mallama, and no acquisition restrictions imposed on Miranda for any adjacent property.

Data disclosed in this press release, has been reviewed and verified by Miranda’s Chief Executive Officer, Joseph Hebert, C.P.G., and B.Sc. Geology, a Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold Prospect Generator active in Colombia with a production joint venture in Alaska. Our emphasis is on acquiring gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects to maximize investor exposure to discovery and minimize financial risk. Miranda has ongoing relationships with Gold Torrent, Inc. and IAMGold Corporation.

ON BEHALF OF THE BOARD OF DIRECTORS

Joseph (Joe) Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.